FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	December	2004
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

    .

Document 1. 2.

News Release dated December 13, 2004 (“RIM To Announce Third Quarter Results on December 21 ")

News Release dated December 13, 2004 (“StarHub Introduces BlackBerry 7290 and BlackBerry Enterprise Server v4.0 in Singapore")

Page No 2 4

Document 1

FOR IMMEDIATE RELEASE

December 13, 2004

RIM TO ANNOUNCE THIRD QUARTER RESULTS ON DECEMBER 21

Waterloo, Canada – Research In Motion Limited (RIM) (Nasdaq: RIMM; TSX: RIM) will be reporting results for the third quarter of fiscal 2005 on December 21, 2004 after the close of the market. A conference call and live webcast will be held beginning at 5 pm ET, which can be accessed by dialing 416-640-1907 or by logging on at www.rim.com/investors/events/index.shtml. A replay of the conference call will also be available at approximately 7 pm ET by dialing 416-640-1917 and entering passcode 21041225#. This replay will be available until midnight ET January 7, 2004.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Research In Motion, RIM and BlackBerry are trademarks of Research In Motion Limited. Research In Motion and RIM are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

Document 2

December 13, 2004

FOR IMMEDIATE RELEASE

StarHub Introduces BlackBerry 7290 and

BlackBerry Enterprise Server v4.0 in Singapore

Singapore and Waterloo, Ontario – StarHub and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) are now offering the BlackBerry 7290 Wireless Handheld™ and BlackBerry Enterprise Server™ v4.0 to customers in Singapore.

The BlackBerry® 7290™ provides a superior wireless email and data experience combined with built-in phone functionality in a single, integrated device. It provides multi-network support, allowing users to travel nationwide or internationally* while maintaining wireless connectivity to a full suite of email, Internet, intranet, phone, text messaging and organizer applications, as well as StarHub’s powerful suite of financial data applications.

The Java™-based BlackBerry 7290 builds upon the popular BlackBerry experience with new features including a quad-band phone, Bluetooth® support, a brighter color screen and increased memory.

In addition, StarHub is introducing BlackBerry Enterprise Server v4.0, a major new release that offers exceptional manageability, enhanced security and simplified application development to allow ISVs and corporate/government developers to create additional wireless data applications that go beyond wireless email (such as CRM and business intelligence applications). End users will also benefit through a range of enhancements that improve the overall wireless experience.

BlackBerry Enterprise Server v4.0 enables:

  The delivery of Chinese character sets to BlackBerry handhelds. Corporate customers will be able to read or type traditional Chinese (with Jyutping and CangJie) and Simplified Chinese (with PinYin, CangJie and WuBiHua) for email, messaging, web and PIM applications (including address book, calendar, memo and task list);
  Cradle-free wireless synchronization of all email and organizer applications, including the ability to remotely control email filters and out-of-office replies from the handheld;
  Improved attachment handling capabilities, including the ability to view JPG, GIF, BMP, PNG and TIFF images with pan, tilt and zoom functionalities;
  Additional wireless security support (including AES and Triple DES).

-more-

StarHub is also offering BlackBerry enterprise subscribers a suite of financial data applications. These applications allow traders, investors and institutions to wirelessly access Comstock1 via BlackBerry and be provided with market data such as market indices and their respective exchanges, currencies, futures and commodities. Equities and US financial news are also provided for market research. The applications are provided through Outercurve2, a leading global provider of wireless handheld business solutions. Users are able to customize a watch list that tracks the performance of up to 10 instruments or indices that they would like to monitor simultaneously. Updates can be pushed to the BlackBerry handheld every 60 seconds. In addition to audible tunes that ring each time an alert is triggered, a streaming ticker displays symbols and pricing that correspond to those alerts.

“With the strong economic recovery in the region, it is imperative for Singapore investors to have the latest financial information at their fingertips anywhere anytime, in order to stay current with the financial markets,” said Mr. Chan Kin Hung, Head of Mobile Services, StarHub. “StarHub’s financial data applications with the easy-to-use BlackBerry Wireless Handheld, is a must-have tool for business professionals to retrieve quote and graph information for a particular equity, currency or future anywhere, anytime easily. Through the BlackBerry push-based technology, business professionals can continuously keep in touch with their customers and the office with all the financial data that is relevant to them.”

About StarHub

StarHub is a Singapore-based info-communications company providing a full range of information, communications and entertainment services over fixed, mobile and Internet platforms. It operates its own nation-wide broadband network that delivers multi-channel cable TV, data, voice and Internet access. StarHub added Digital Cable to its cable TV offering in May 2004 and will have its cellular 3G network ready by end 2004. StarHub was listed on SGX-ST in October 2004.

Driven by passion for listening and providing what customers want, StarHub endeavours to bring affordable and premium quality services with innovative and useful features to all its customers. StarHub raises the level of competition in Singapore, challenging others as well as challenging itself, to constantly introduce new world-class services at competitive prices. The unwavering commitment will further strengthen Singapore’s position as leading info-communication hug in the region. Visit StarHub at www.starhub.com for your communication needs.

-more-

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, Research In Motion provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. Research In Motion technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. Research In Motion’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the Research In Motion Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, Research In Motion operates offices in North America, Europe and Asia Pacific. Research In Motion is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Media Contacts:
Katie Lee
RIM, Asia Pacific
+ 852 6277 6841
kalee@rim.com

Michael Sim
Corporate Communications
(65) 6825 5188
michaelsim@starhub.com

Courtney Flaherty
Brodeur Worldwide for RIM
+ 1 212 771-3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
(519) 888-7465
investor_relations@rim.com

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

RIM assumes no liability and makes no representation, warranty or guarantee whatsoever in relation to third party products mentioned herein. The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. . RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

* Check with StarHub for roaming services.

1 Comstock, Inc., a subsidiary of Interactive Data Corporation, is a leading provider of global financial information to financial institutions, financial information re-distributors and online media portals worldwide. Comstock's suite of services ranges from a data feed, to fully customized and hosted market data solutions.

2 Outercurve Technologies is a leading global provider of wireless handheld business solutions. Outercurve's InfoEdge service provides organizations using the BlackBerry wireless platform from Research In Motion the ability to create, deploy and manage robust client-server wireless applications.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	December 13, 2004	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller